# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of common stock, par value 0.0001 per share of the issuer (the "Common Stock") set forth on rows (6), (8) and (9) above includes, up to the Blocker (as defined in this footnote) amount, the purchase of Common Stock by the reporting person pursuant to that certain Directed Stock Purchase Agreement, dated as of January 16, 2026, between the issuer and the reporting person (the "ELOC Agreement") held directly by the reporting person. The ELOC Agreement is subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker"). In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in its Prospectus filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Prospectus"), and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, each to be directly held by the reporting person.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: Following the internal reorganization of the management of certain Dominion entities described in Item 4 below, Dominion Capital Holdings LLC beneficially owned no shares of the Common Stock.
- Eagle Claw Corp.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 543,645; sole dispositive power 0; shared dispositive power 543,645; aggregate amount beneficially owned 543,645 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker amount, the purchase of Common Stock pursuant to the ELOC agreement to be held indirectly by the reporting person. The ELOC Agreement is subject to the Blocker. In Row (11) the percentage is based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, and (ii) 543,645 shares of Common Stock issuable by the issuer, up to the Blocker amount, pursuant to the ELOC Agreement, and to be indirectly held by the reporting person.

## Item 1. Issuer
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida 34103

## Item 2. Person Filing
Name of person filing:
(i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent");

(ii) Ascent Partners LLC, a Delaware limited liability company ("AP");

(iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");

(iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");

(v) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings");

(vi) Eagle Claw Corp., a Delaware ("corporation ("Eagle Claw");

(vii) Masada Group Holdings LLC, a Florida limited liability company ("Masada");

(viii) Mikhail Gurevich;

(ix) Gennadiy Gurevich; and

(x) Alon Brenner.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP, Dominion GP and Dominion Holdings is a Delaware limited liability company. Eagle Claw Corp. is a Delaware corporation. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each reporting person is set forth on rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such reporting person. The ownership percentages reported are based on (i) 4,858,350 shares of Common Stock outstanding, as reported by the issuer in its Prospectus filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Prospectus"), and (ii) shares of Common Stock issued pursuant to that certain Directed Stock Purchase Agreement, dated as of January 16, 2026, between the issuer and Ascent (the "ELOC Agreement"), each subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker"). Due to the Blocker, Ascent is currently prohibited from purchasing all of the shares of Common Stock that may otherwise be sold pursuant to the ELOC Agreement. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each reporting person give effect to the Blocker in the ELOC Agreement. Consequently, as of June 5, 2026, each of the reporting persons are not deemed to be beneficial owners of the full amount of shares of Common Stock issuable pursuant to the ELOC Agreement. As of June 5, 2026, Ascent does not hold directly any shares. In addition, as of June 5, 2026, there are 543,645 shares of Common Stock issuable pursuant to the ELOC Agreement, with such amount being the maximum issuable pursuant to the Blocker. The shares held directly by Ascent and the remaining shares issuable (up to the Blocker) pursuant to the ELOC Agreement are collectively referred to herein as the "Shares".

Gennadiy Gurevich is the President of Eagle Claw. Mikhail Gurevich is the Chief Investment Officer of Eagle Claw. In these capacities, each of Mikhail Gurevich and Gennadiy Gurevich manages Eagle Claw, Dominion Holdings, Dominion GP, Dominion Capital, AP and Ascent. Eagle Claw manages Dominion GP, Dominion Capital, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent.

Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Eagle Claw, Dominion GP, Dominion, Alon Brenner, Masada and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 543,645 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
543,645 shares of Common Stock

(1) On June 1, 2026, in connection with an internal reorganization of the management of certain Dominion entities, Dominion Holdings no longer manages Dominion GP, Dominion Capital, AP and Ascent. Eagle Claw now manages Dominion GP, Dominion Capital, AP and Ascent. As a result of the internal reorganization, (i) Dominion Holdings ceased to have voting or dispositive power over any of the issuer's securities and, therefore, is no longer a beneficial owner of more than 5% of the issuer's Common Stock and (ii) Eagle Claw became a beneficial owner of more than 5% of the Common Stock. Accordingly, this Schedule 13G serves as an exit filing for Dominion Holdings and as an initial filing for Eagle Claw.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for Managing Member of Managing Member (06/05/2026)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for Managing Member (06/05/2026)
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (06/05/2026)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC (06/05/2026)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (06/05/2026)
- Eagle Claw Corp.: /s/ Gennadiy Gurevich, Gennadiy Gurevich, President (06/05/2026)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (06/05/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (06/05/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (06/05/2026)
- Alon Brenner: Alon Brenner, Alon Brenner (06/05/2026)
Comment: Exhibit 1 - Joint Filing Agreement